RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on May 21, 2007. Holders of the Fund's common shares of beneficial interest voted on the election of Trustees. Voting results with respect to the election of trustees:

                    # OF SHARES IN FAVOR              # OF SHARES WITHHELD

Steven D. Cosler         17,432,580                          227,507
Nicholas Dalmaso         17,430,917                          229,170
Robert M. Hamje          17,425,617                          234,470

The terms of the following Trustees of the Fund did not expire in 2007: Matthew
J. Appelstein, Randall C. Barnes, L. Kent Moore, Ronald A. Nyberg and Ronald E.Toupin, Jr.